

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05007767

27 April 2005


SEC MAIL PROCESSING
RECEIVED
MAY 09 2005
WASH, D.C. 152 SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Public Officer

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Enc.



QUARTERLY REPORT
FOR THE QUARTER ENDING 31 MARCH 2005

QUARTER HIGHLIGHTS

- Cash at the end of the quarter was A$21.8 million.

Papua New Guinea

- Quarterly revenue received from SE Gobe field was A$968,000.
- Recording of the PPL190 seismic survey was completed during the quarter.

Indonesia

- Subsequent to the end of the quarter, the revised Plan of Development for the Oyong field to allow early oil production in fourth quarter 2005, was approved by the Indonesian authorities.
- Jeruk -2 was deepened and sidetracked and tested oil from a deeper zone. The oil column was estimated to be at least 380 metres.
- 3D Seismic acquisition was completed over the Eastern Sampang PSC and subsequent to the end of the quarter, 3D Seismic acquisition began in the Jeruk area.

Australia

- During the quarter, Cue was offered and accepted, 3 new exploration permits in the Carnarvon Basin, Australia.

New Zealand

- Cue settled the PEP38413 (Maari oil field) acquisition for a purchase price of A$6.2 million.

Corporate

- Cue made a placement of 60 million shares at Australian 30 cents to raise AUD $18 million.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Oil Search

At the end of the quarter, the SE Gobe field was producing at an average rate of approximately 6500 barrels of oil per day (Cue share approximately 250 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe oil field was A$986,000 and equated to 18,154 barrels. Cue did not have any hedging arrangements in place during the quarter.

The lower receipts for the quarter were caused by reduced production from the field during the period when repairs were being made to the Kumul export terminal, and lower realized prices per barrel.

2. DEVELOPMENT ACTIVITY

Sampang PSC - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Oyong Background

The Oyong field was discovered in mid 2001 and has been delineated by a total of three wells.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island and has a gas column of approximately 120 metres, underlain by a 38 metre oil column.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars.

Reserves

Field reserves have been audited by DeGolyer and MacNaughton, an international expert.

The DeGolyer and MacNaughton reserves are:

	Proven (1P)	Proven + Probable (2P)	Proven + Probable + Possible (3P)
Oil			
Oil in Place	80	99	131
Recoverable	6.4	9.9	15.7
Gas (including solution gas)			
Gas in place	143	169	183
Recoverable	107	135	147

The recoverable gas volumes do not allow for fuel and flare volumes.

Ongoing studies by the operator suggest that recoverable oil volumes are likely to be greater than the certified volumes.

Oyong Development

As a result of an increase in Oyong field recoverable oil estimates and high crude oil prices, the joint venture has modified the approved Oyong development plan to bring forward first oil production to fourth quarter 2005.

The new development will consist of a simple well head structure formed by triangular braced surface well conductors which will extend above the sea surface from a sea floor tall template structure. Seven development wells will be drilled through and between the conductors.

Oil and gas will be processed on a nearby moored barge. Oil will be exported by shuttle tanker and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java under the existing contract.

First gas is expected around end 2006. Solution gas associated with the early oil production will be reinjected until gas production begins to Grati.

Analysis of the Mundu Formation reservoir rock properties and consequent revised dynamic reservoir simulation modelling, has indicated that the initial oil production rate should reach 20,000 barrels of oil per day for a five horizontal well oil development.

Development Progress

Subsequent to the end of the quarter the revised plan of development for the field was approved by the Indonesian authorities and field development formally began.

During the quarter, construction of the well head platform proceeded, with completion expected in mid April and installation using the Ocean Sovereign jackup rig, beginning around 1 May 2005. Development well drilling will follow platform installation and is expected to be completed around September 2005.

Oyong Funding

The revised plan of development requires reduced capital expenditure with Cue's 15% share being reduced from US$19 million to US$17 million.

The requirement for securitization of gas sales payments has been reduced, as the increased oil revenue due to higher proven reserves and increased oil prices are expected to substantially cover the cost of development. Negotiations on securitizing gas payments under the Gas Sales Agreement were still continuing at the end of the quarter.

In December 2004, Cue made a placement of 40 million shares at an issue price of Australian 25 cents to raise AUD10 million.

The money will be used to fund Cue's share of the initial capital expenditure for the oil development phase of the field.

Gas phase development costs will be funded from placement funds and from Oyong revenue.

3. EXPLORATION ACTIVITIES

Papua New Guinea

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

During the quarter, data recording of the Wabi - Wasuma seismic survey was completed. The survey was recorded over the Wasuma and Bilip structures and the area immediately to the southwest of Bilip and is designed to define a drilling location for a potential late 2005 exploration well.

PRL -8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)
Operator: Oil Search

No exploration activity took place during the quarter.

PRL -8 contains the Kimu gas field.

Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PRL -9 contains the Barikewa gas field. Barikewa is assessed by Santos to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share being approximately 120 billion cubic feet.

On 11 February 2005, Oil Search Limited announced the signing of two agreements with Mitsubishi Gas Chemical Company, Inc (MGC) and Itochu Corporation (ITC) to progress a proposed petrochemical plant, to be located at Napa Napa near Port Moresby. The Co-operation Agreement and the Indicative Terms Agreement will provide the framework to enable discussions to begin on a comprehensive gas supply agreement and for the commencement by MGC/ITC of detailed feasibility work on both the plant and market development in Japan. The proposed petrochemical plant will be designed to produce dimethyl ether (DME) from methanol. The Indicative

The combination of the PNG to Queensland pipeline and Oil Search's efforts to commercialise gas with a range of other initiatives, such as petrochemical manufacture, compressed natural gas exports and gas to liquids developments, leads Cue to believe that its substantial volumes of recoverable gas in PRL -8 and PRL -9 will ultimately add significant value to the company.

Indonesia

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Jeruk -2 (Sole Risk Operation)

During the quarter, due to mechanical difficulties, the Jeruk -2 well was side tracked to 5460 metres MD and an open hole test run below a 4.5 inch liner set at 5430 metres.

Oil and gas were recovered at surface during the clean up flow, but the flow potential could not be established due to mechanical restriction caused by well debris in the test string.

On 20 January 2005, Santos advised that testing operations conducted by its wholly owned subsidiary, Santos (Sampang) Pty Ltd, had been completed on the Jeruk 2 wellbore and that the well would now be suspended for re-entry at a later date.

Santos Quote

"This decision followed analysis of data from the open-hole Drill Stem Test (DST) 3 conducted during the prior week and mechanical well bore difficulties.

Examination of data obtained during the test confirmed that a mixture of fluids containing oil flowed to the surface during the initial flow from DST 3. The fluid mixture flowed at an unstabilized rate as part of the initial "clean-up" flow. The oil has an estimated gravity of 33° API, the same as oil recovered from earlier DSTs in the Jeruk field.

The open-hole DST 3 commenced on 9 January 2005 and was performed over a 30 metre interval from 5,430m to 5,460m measured depth. During the initial part of the DST the test tools became plugged with well debris, preventing further flow.

A stable flow rate could not be established. Several attempts were made to clear the plugged test string. However, it became impractical to continue testing operations and the well was suspended.

The results from DST 3 indicate that oil is present in the Jeruk field down to at least 5,460m measured depth. Analysis of data following completion of the test indicates that the oil tested in Jeruk 2 DST 3 is part of the same hydrocarbon column as that tested in Jeruk 2 DST 1 over the interval 5,134m to 5,152m in the Jeruk 2/ST2 (Side Track) well bore.

A hydrocarbon column of at least 379m has therefore been encountered in the Jeruk field indicating likely recoverable reserves in excess of the pre-drill estimate of 170 million barrels."

End Quote

Cue elected not to participate in both the Jeruk -1 and Jeruk -2 wells and accordingly these wells were drilled on a sole risk basis by Santos (Sampang) Pty Ltd. However, Cue is entitled to reinstate its right to participate in the Jeruk discovery, subject to the payment in cash of its 15% share of Jeruk expenditures to the time of reinstatement and the payment of a sole risk premium, which can be paid out of oil production from a Jeruk development.

During the quarter, Cue continued to closely monitor the Jeruk -2 results and their impact on the overall discovery, with a view to determing whether the company should reinstate its rights in Jeruk.

Other Areas

During the quarter, an extensive 3D seismic survey over the eastern portion of the Sampang block was undertaken to define at least one drillable prospect for late 2005 exploration drilling.

Subsequent to the end of the quarter, 3D Seismic acquisition began over the western portion of the block, including Jeruk.

New Zealand

PEP 38413 Taranaki Basin - New Zealand (5% interest being acquire)
Operator: Santos

On 18 March 2005, Cue announced that it had finalised the purchase of Delta Oil Taranaki Pty Ltd's (Delta) 5% interest in PEP 38413, the permit that contains the Maari oil field in the offshore Taranaki Basin, New Zealand.

The purchase price was Australian dollars 6.2 million; which represents A$2.48 per barrel for the 2.5 million barrels of P_{50} recoverable oil volumes for the Maari field attributable to Cue.

Background

The Maari field, situated in 100 metres water depth, approximately 80km from the Taranaki coast, is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled by Tricentrol (operator) and Cue Energy Resources in 1983 and has been the subject of a number of subsequent delineation wells. Total P_{50} Moki formation recoverable oil volumes in the field are estimated to be approximately 50 million barrels (Horizon Oil ASX release, 4 November 2004).

It is expected that a development decision will be made in mid 2005, with first oil production in mid 2007, at an initial production rate of around 30,000 barrels of oil per day (gross), with Cue's share being 1500 barrels of oil per day.

PEP 38413 also contains the smaller Manaia oil discovery that may be developed in the future.

Australia

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No exploration activity took place during the quarter.

T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

During the quarter investigation of existing technical data availability continued.

Western Australia

On 1 February 2005, the Joint Authority granted permits WA359P, WA360P and WA361P in the Carnarvon Basin, offshore Western Australia.

Cue holds a 50% interest in each and will operate.

Corporate

In February 2005, Cue made a placement of 60 million ordinary shares at an issue price of Australian 30 cents to raise AUD18 million. The money will finance the PEP 38413 purchase and part of the Maari development costs.

By Order of the Board



Andrew Knox
Public Officer

27 April 2005

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	31 March 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 9 months $A'000
1.1	Receipts from product sales and related debtors	968	3,451
1.2	Payments for (a) exploration and evaluation	(1,880)	(2,692)
	(b) development	(799)	(799)
	(c) production	(298)	(756)
	(d) administration	(378)	(1,212)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	-	-
1.5	Interest and other costs of finance paid	208	241
1.6	Income taxes paid	-	(666)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(2,179)	(2,433)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	(6,209)	(6,209)
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	72
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(6,209)	(6,137)
1.13	Total operating and investing cash flows (carried forward)	(8,388)	(8,570)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(8,388)	(8,570)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	18,025	28,050
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	(901)	(1,405)
	Net financing cash flows	17,124	26,645
	Net increase (decrease) in cash held	8,736	18,075
1.20	Cash at beginning of quarter/year to date	13,078	4,215
1.21	Exchange rate adjustments to item 1.20	8	(468)
1.22	**Cash at end of quarter**	21,822	21,822

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	31
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	673
4.2	Development	2,535
	Total	**3,208**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	57	15
5.2	Deposits at call	21,765	13,063
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	21,822	13,078

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	N/A			
6.2	Interests in mining tenements acquired or increased	WA359P WA360P WA361P	Working Working Worknig	- - -	50% 50% 50%

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	434,443,755	434,443,755		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	60,000,000 250,000	60,000,000 250,000	30 10	N/A N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	500,000 500,000 500,000 500,000		*Exercise price* *8 cents* *10 cents* *12 cents* *15 cents*	*Expiry date* *02/05/05* *02/05/05* *02/05/06* *02/05/06*
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: 27 April 2005
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 MARCH 2005

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos (Sampang) Pty Ltd	15.0
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	"	5.568892
PRL 9	Santos Asia Pacific Pty Ltd	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
T/38P	Cue Energy Resources Limited	50.00
WA359P	Cue Energy Resources Limited	50.00
WA360P	Cue Energy Resources Limited	50.00
WA361P	Cue Energy Resources Limited	50.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00